Exhibit 99.1

July 29, 2026

Biodexa Pharmaceuticals PLC

Result of General Meeting

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX) (“Biodexa” or “the Company”), a clinical stage biopharmaceutical company developing innovative products focused on the treatment or prevention of gastrointestinal cancers, announces that at its General Meeting held earlier today, all four resolutions put to the Company’s shareholders were duly passed.

The full text of, inter alia, the resolutions proposed and passed at the General Meeting can be found in the Notice of the General Meeting on the Company's website at: https://biodexapharma.com/investors/corporate-governance/#agms.

The effect of resolutions 1 and 4 is solely to reduce the number of ordinary shares outstanding by a factor of 10,000 while maintaining the nominal, or par, value of £0.000001 per ordinary share. With effect from tomorrow, July 30, 2026, the ratio of ordinary shares per ADS will also be changed by a factor of 10,000 from 500,000:1 to 50:1. For clarification, these changes do not have the effect of a reverse split and the proportional ownership of holders of ordinary shares and/or ADSs will not change (otherwise than as a result of the treatment of fractional entitlements as provided for in the Notice of Meeting).

The share reorganization and change in ordinary share/ADS ratio will be effective from 08.00 BST (03.00 EDT) tomorrow July 30, 2026. Following the share capital reorganization there will be 51,453,281 ordinary shares of £0.000001 each outstanding, equivalent to 1,029,063 ADSs, the same number of ADSs outstanding prior to the reorganization.

The effect of resolutions 2 and 3 is to grant the Directors the authority to allot ordinary shares on a non-pre-emptive basis.

ENDS

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer, MTX240 under development for Gastrointestinal Stromal Tumors (GIST) and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

MTX240 is a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT or PDGFR signalling.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.